IMAGINE MEDIA, LTD.

1155 Sherman Street # 307

Denver, CO  80203

March 9, 2010

VIA EDGAR

Julie F. Rizzo

Michelle Lacko

Attorney-Advisor

United States Securities and Exchange Commission

100 F Street, N.E. – Mail Stop 3561

Washington, DC  20549

Re:	Imagine Media, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2008 Filed April 15, 2009
File No. 000-53316

Dear Ms. Rizzo and Ms. Lacko:

        To expedite your review, please accept the following in response to the comments of the Commission dated March 1, 2010:

Comment 1:

We note your comment regarding Compensation Discussion and Analysis and confirm that in future filings we will revise the Compensation Discussion and Analysis section so that it provides an accurate discussion of the actual compensation awarded to the named executive officer(s).  To the extent compensation is determined through performance targets and benchmarking to peer companies, we confirm that we will disclose these performance targets and provide a list of the companies to which we benchmark.

Further, we have been authorized to acknowledge on behalf of the Company that:

•

the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•

staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please let me know if you have further comments or questions.

Sincerely, Imagine Media, Ltd. ___/s/ Gregory Bloom_______ Gregory Bloom, President